Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

HEY MAMA WINES, INC.
332 CALLE ESCADA
Santa Rosa Beach, FL 32459
https://www.heymamawines.com/

Up to $1,070,000.00 in Common Stock at $10.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: HEY MAMA WINES, INC.
Address: 332 CALLE ESCADA, Santa Rosa Beach, FL 32459
State of Incorporation: FL
Date Incorporated: July 25, 2019

Terms:

Equity

Offering Minimum: $10,000.00 | 1,000 shares of Common Stock
Offering Maximum: $1,070,000.00 | 107,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $10.00
Minimum Investment Amount (per investor): $250.00

Voting Rights of Securities sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with the full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency, and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum Number of Shares offered subject to adjustment for bonus shares. See Bonus info below.*

Company Perks**:

$250 Investment

- Complimentary 4 Pack of our flagship ROSÉ Bubbles

($30 retail value) 4 pack

- Year-round 10% back in credit on gift cards

- Friends and Family discount: $20 in referral credit

- Early Access to new product releases

$500 Investment

- Complimentary 4 Pack X 2 of our flagship ROSÉ

($50 retail value) 2 - 4 packs or 8 cans

- Hey Mama Sea Wash Investor Hat

- Year-round 10% back in credit on gift cards

- Friends and Family discount: $20 in referral credit

- Early Access to new product releases!

$1,000 Investment

- $100 Hey Mama Gift Card

- Complimentary Case of our flagship ROSÉ

($100 retail value) 6 - 4 packs or 24 cans

- Hey Mama Sea Wash Investor Hat

- Year round 10% back in credit on gift cards

- Friends and Family discount: $20 in referral credit

- Early Access to new product releases!

$3,000 Investment

-$300 Hey Mama Credit or Gift Card

- Complimentary Case of our flagship ROSÉ

($100 retail value) 6 - 4 packs or 24 cans

- Hey Mama Sea Wash Investor Hat

- Year-round 10% back in credit on gift cards

- Friends and Family discount: $20 in referral credit

- Early Access to new product releases!

$5,000 Investment

- $500 Hey Mama Credit or Gift Card

- Complimentary Case of our flagship ROSÉ

($100 retail value) 6 - 4 packs or 24 cans

- Hey Mama Sea Wash Investor Hat

- Year-round 10% back in credit on gift cards

- Friends and Family discount: $20 in referral credit

- Early Access to new product releases!

$10,000 Investment

- $1000 Hey Mama Credit or Gift Card

- 6 Bottle pack of our Signature HM Sparkling ROSÉ 750ML ($190 retail value)

- 4 4 packs of our new red blend bubble & pinot gris bubbles (2 each)

- 5% Bonus Shares

- Hey Mama Sea Wash Investor Hat

- Year-round 10% back in credit on gift cards

- Friends and Family discount: $20 in referral credit

- Early Access to new product releases!

** Assuming an average wine order of $50 per month*

$25,000 Investment

- $1200 Hey Mama Credit or Gift Cards (2 years worth of wine!*)

- 12 Bottle pack of our Signature HM Sparkling ROSÉ 750ML ($350 retail value)

- 4 4 packs of our new red blend bubble & pinot gris bubbles (2 each)

- Exclusive Meet & Greet with our CEO & Founder Lauren Stokes

- 10% Bonus Shares

- Hey Mama Sea Wash Investor Hat

- Year-round 10% back in credit on gift cards

- Friends and Family discount: $20 in referral credit

- Early Access to new product releases!

** Assuming an average wine order of $50 per month*

$100,000 Investment

- $1800 Hey Mama Credit or Gift Cards (3 years worth of wine!*)

- 12 Bottle pack of our Signature HM Sparkling ROSÉ 750ML ($350 retail value)

- 6 4 packs of our new red blend bubble & pinot gris bubbles (3 each)

- Exclusive Meet & Greet with our CEO & Founder Lauren Stokes

- Annual meeting with founders & Investment team in Santa Rosa Beach, FL!

- All-Inclusive food & wine-tasting excursion in Santa Rosa Beach, FL (All expenses covered)

- 15% Bonus Shares

- Hey Mama Sea Wash Investor Hat

- Year-round 10% back in credit on gift cards

- Friends and Family discount: $20 in referral credit

- Early Access to new product releases!

** Assuming an average wine order of $50 per month*

***All perks occur when the offering is completed.*

<u>The 10% StartEngine Owners' Bonus</u>

Hey Mama Wines will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Non-Voting Common Stock shares at $10.00 / share, you will receive 110 shares, meaning you'll own 110 shares for $1,000. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Hey Mama Wines is a female-owned and mom-focused wine brand that produces delicious wine and gives back to causes that directly support women and children.

We partner with wineries all over the world to produce delicious wine in multiple varieties. We sell our products via our website and through a network of distributors in multiple states.

Competitors and Industry

<u>Industry</u>

The US wine industry is a 88 billion dollar market where over 60% of the purchases made are made by women. While the landscape is competitive, there are great opportunities for emerging brands, especially in the millennial space.

https://www.globenewswire.com/news-release/2020/09/08/2089700/0/en/Global-Wine-Industry.html#:~:text=The%20Wine%20market%20in%20the,Billion%20in%20the%20year%202020

https://www.chicagotribune.com/lifestyles/sc-fam-women-who-wine-0410-story.html

Competition

There are large wine groups that dictate most of the wine market, and competition can be fierce. There has been also a recent consolidation of different brands like Empathy Wines with Constellation Brands and Swish Beverages and AB InBev. Current competitors in the industry include Barefoot Wines, the two aforementioned brands, DrinkBev, the Mcbride Sisters, Dark Horse, and House Wine.

All of the brands have a propensity to market to the female consumer, but are broader in their approach. Part of the magic of Hey Mama Wines is putting all of our focus on moms. We're very focused on that particular niche in an incredibly large purchasing segment, and we believe it gives us a unique competitive advantage.

Current Stage and Roadmap

Current Stage

As far as performance to date, we ended 2020 with revenues of just over $70k for the period 6/17/2020-12/31/2020. The majority of that revenue was direct-to-consumer. We've leveraged a network of other influential mom bloggers to expand the brand; many of which are from the personal network of our founder and CEO, Lauren Stokes.

Future Roadmap

Our wholesale business is set to expand significantly in 2021 as we have secured Walmart distribution in AR, FL & TX.

We'll be launching in 150 doors to start; 95 in TX, 11 in Northwest Arkansas & 40 in Northwest Florida. We also have a 10 door Sam's Club Florida rollout slated for April 2021 resets, and we are going to begin testing in Total Wine & More in Austin, TX late spring.

This wholesale expansion puts our anticipated annualized (12-month) revenue on pace to eclipse the 1M mark in late q3 2021.

The Team

Officers and Directors

Name: Lauren Stokes

Lauren Stokes 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO & Director
  Dates of Service: June 01, 2019 - Present
  Responsibilities: Making major corporate decisions, managing the overall operations and resources of a company, acting as the main point of communication between the board of directors and corporate operations and being the public face of the company.

Current salary 48k Annually. Primary stock holder of the company.

Other business experience in the past three years:

- **Employer:** Lauren James
  Title: CEO
  Dates of Service: April 01, 2013 - March 15, 2018
  Responsibilities: As the visionary and leader of the company, Lauren's man responsibilities included managing the overall marketing and design direction of the company. She was also responsible for fundraising, hiring and overall direction of the company.

Name: Lance Stokes

Lance Stokes's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** COO
  Dates of Service: June 19, 2021 - Present
  Responsibilities: Design and implement business strategies, plans and procedures. Lance is primarily responsible for production, forecasting, financial management & chain strategy. Set comprehensive goals for performance and growth. Current compensation - 24k/Annually No equity

Other business experience in the past three years:

- **Employer:** LJ Apparel LLC
  Title: COO
  Dates of Service: June 01, 2013 - May 15, 2019
  Responsibilities: Establish policies that promote company culture and vision. Oversee daily operations of the company and the work of executives (IT, Marketing, Sales, Finance etc.)

Other business experience in the past three years:

- **Employer:** Flyyte Shoes
  Title: Owner
  Dates of Service: May 01, 2018 - Present
  Responsibilities: Responsible for design, sales & marketing

Other business experience in the past three years:

- **Employer:** Sundae
  Title: CEO
  Dates of Service: October 01, 2017 - May 01, 2018
  Responsibilities: Lance was responsible for day to day operations and management of the SaaS product itself

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Shares Offered should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the Alcoholic beverage industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this

Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with Voting Rights
The common stock that an investor is buying has voting rights attached to them. However, you are granting the right to vote, by proxy to the CEO and his or her successor. In addition, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
Hey Mama Wines was formed in July of 2019. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Hey Mama Wines has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and a relatively small amount of revenue. If you are investing in this company, it's because you think that Hey Mama Wines is a good concept and brand and that the team will be able to successfully market, and sell the product. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product

may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Pandemics
Pandemics, such as the current global COVID-19 virus, outbreaks of communicable infections or diseases, or other public health concerns in the markets in which our consumers or employees live and/or in which we or our distributors, retailers, and suppliers operate Disease outbreaks and other public health conditions could result in disruptions and damage to our business caused by potential negative consumer purchasing behavior as well as disruption to our supply chains, production processes, and operations. Consumer purchasing behavior may be impacted by reduced consumption by consumers who may not be able to leave home or otherwise shop in a normal manner as a result of quarantines or other cancellations of public events and other opportunities to purchase our products, from bar and restaurant closures, or from a reduction in consumer discretionary income due to reduced or limited work and layoffs. Supply disruption may result from restrictions on the ability of employees and others in the supply chain to travel and work, such as caused by quarantine or individual illness, or which may result from border closures imposed by governments to deter the spread of communicable infection or disease, or determinations by us or our suppliers or distributors to temporarily suspend operations in affected areas, or other actions which restrict the ability to distribute our products or which may otherwise negatively impact our ability to produce, bottle and ship our product, for our distributors to distribute our products, or for our suppliers to provide us our raw materials. Ports or channels of entry may be closed or operate at only a portion of capacity, or transportation of product within a region or country may be limited, if workers are unable to report to work due to travel restrictions or personal illness. Our operations and the operations of our suppliers may become less efficient or otherwise become negatively impacted if our executive leaders or other personnel critical to our operations are unable to work or if a significant percentage of the workforce is unable to work or is required to work from home.

Economic and Market Risks
Unfavorable global or regional economic conditions, including economic slowdown and the disruption, volatility and tightening of credit and capital markets, as well as unemployment, tax increases, governmental spending cuts, or a return of high levels of inflation, could affect consumer spending patterns and purchases of our products. These could also create or exacerbate credit issues, cash flow issues, and other financial hardships for us and our suppliers, distributors, retailers, and consumers. The inability of suppliers, distributors, and retailers to access liquidity could impact our ability to produce and distribute our products. We are also exposed to risks associated with interest rate fluctuations. We could experience

changes in our ability to manage fluctuations in interest rates and, accordingly, there can be no assurance that we will be successful in reducing those risks. We could also be affected by nationalization of our international operations, unstable governments, unfamiliar or biased legal systems, intergovernmental disputes or animus against the United States. Any determination that our operations or activities did not comply with applicable U.S. or foreign laws or regulations could result in the imposition of fines and penalties, interruptions of business, terminations of necessary licenses and permits, and other legal and equitable sanctions. These international, economic, and political uncertainties and regulatory changes could have a material adverse effect on our business, liquidity, financial condition, and/or results of operations, especially to the extent these matters, or the decisions, policies or economic strength of our suppliers and distributors, affect our business, liquidity, financial condition, and/or results of operations.

Strategic Risks / Competition
We are in a highly competitive industry and our sales could be negatively affected by numerous factors including our inability to maintain or increase prices; new entrants in our market or categories; the decision of wholesalers, retailers, or consumers to purchase competitors' products instead of ours; or a general decline in beverage alcohol consumption due to consumer dietary preference changes or consumers substituting legalized marijuana or other similar products in lieu of beverage alcohol.

Licensing & Regulation
The U.S. and other countries in which we operate impose duties, excise taxes, and/or other taxes on beverage alcohol products, and/or on certain raw materials used to produce our beverage alcohol products, in varying amounts. The U.S. federal government or other governmental bodies may propose changes to international trade agreements, tariffs, taxes, and other government rules and regulations. Significant increases in import and excise duties or other taxes on, or that impact, beverage alcohol products could have a material adverse effect on our business, liquidity, financial condition, and/or results of operations. Any such tariffs, particularly on imports from Mexico and any retaliatory tariffs imposed by the Mexican government, may have a material adverse effect on our results of operations, including our sales and profitability. In addition, federal, state, provincial, local, and foreign governmental agencies extensively regulate the beverage alcohol products industry concerning such matters as licensing, warehousing, trade and pricing practices, permitted and required labeling, advertising and relations with wholesalers and retailers. Certain federal, state, or local regulations also require warning labels and signage. New or revised regulations or increased licensing fees, requirements, or taxes could have a material adverse effect on our business, liquidity, financial condition, and/or results of operations. Additionally, various jurisdictions may seek to adopt significant additional product labeling or warning requirements or limitations on the marketing or sale of our products because of what our products contain or allegations that our products cause adverse health effects. If these types of requirements become applicable to one or more of our major products under current or future environmental or health laws or regulations, they may inhibit sales of such products.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Lauren Stokes	865,000	Common Stock	86.5

The Company's Securities

The Company has authorized Common Stock, and Series A Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 107,000 of Common Stock.

Common Stock

The amount of security authorized is 865,000 with a total of 865,000 outstanding.

Voting Rights

1 vote per share

Material Rights

<u>Voting Rights of Securities sold in this Offering</u>

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with the full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Series A Preferred Stock

The amount of security authorized is 135,000 with a total of 135,000 outstanding.

Voting Rights

1 vote per share

Material Rights

Right to Dividend: preferred shareholders are entitled to receive any dividends, if declared, before holders of common stock.

Voting rights: preferred shareholders would vote as a separate class to elect 1 member of the Board.

Liquidation preference: (1x) preferred shareholders are entitled to repayment of the original purchase price plus all declared and unpaid dividends in a liquidation event.

Conversion: preferred shares would convert to common shares on a 1 to 1 ratio.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the

purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Preferred Stock
  Type of security sold: Equity
  Final amount sold: $88,000.00
  Number of Securities Sold: 100,000
  Use of proceeds: Startup costs and inventory
  Date: December 01, 2019
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Our company was founded in July of 2019, but we did not start producing revenue until the summer of 2020. Due to Covid-19, we were forced to launch later in the year, when our original expectation was to launch in March/April of 2020. Due to the delays, we launched on June 17, 2020, in a limited area with much of our focus direct to consumers through our website.

Most of our revenue was derived through online sales. Approximately $51,701.70 in revenue was the result of online sales, and $21,346.78 was sold in a small number of local wholesales along the 30A corridor area in Florida.

We spent a good amount of time throughout the summer and fall of 2020 securing distribution in other states as well as securing larger retail orders including Walmart, Sam's Club & Total Wine & More.

In terms of 2020 and profitability. We were not profitable due to the investments made in the initial product, website development, licensing, personnel & marketing. Our margins were also below 30% due to the volume of product we were producing. We have significantly improved those margins, and we plan to see such improvement reflected in the financials beginning in May 2021. Our margin profile on the wholesale side is planned to be consistent between 35 and 42%. Our direct-to-consumer margins are planned to be consistently over 60%. We have decreased shipping costs with volume, and we adjusted our pricing matrix to mitigate losses on logistics.

We hope to see profitability by late q3 of 2021 as we are not incurring any additional significant expenses. In addition, our one-time expenses for 2020 will not be present.

Historical results and cash flows:

Historical cash flow and results are not indicative of future performance. We operated at a loss for the fiscal year 2020, but we are hoping to see profitability by late Q3 2021. Our operating expenses won't increase, and we will focus on increasing our sales.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

We have a line of credit of 250k, 30k cash on hand & we have a private line of 100k should we need it.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds of this raise, while extremely helpful, are not critical to the operation of the company. We have private lines of capital should we need to access those facilities.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds are not necessary for the viability of the company, but said funds do allow us to expand our marketing and sales operations significantly; thus the purpose of the raise.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

We will be able to operate for 18 months minimum based on current orders and cash flow.

How long will you be able to operate the company if you raise your maximum funding goal?

We will be able to extend our operating timeline beyond 36 months with the maximum fundraising. Not only will we be able to expand sales and operations, but the extra capital also gives us cash reserves.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

We may eventually raise another round of "institutional capital". However, we don't have any immediate plans for such a raise at this point.

Indebtedness

- **Creditor:** LOANS PAYABLE
  Amount Owed: $41,000.00
  Interest Rate: 4.5%
  The Company has borrowed funds totaling $41,000 that accrues interest at a rate of 4.5 percent. The total loaned funds under the agreement can grow up to $250,000. The Company is obliged to repay the loan with 12 months of receiving the proceeds of the loan. If the loan is still outstanding after the original 12 month period, then the interest rate rises to 12 percent per annum.

Related Party Transactions

- **Name of Entity:** shareholder-employees
  Relationship to Company: shareholder-employees
  Nature / amount of interest in the transaction: Compensation
  Material Terms: The Company has or will provide compensation to the shareholder-employees per the Company's employment policies. Additionally, the Company has loaned, with no stated interest rate or fixed maturity date, approximately $20,000 as of December 31, 2020. As these transactions are between related parties, there is no guarantee that the terms, pricing and conditions of the transactions are comparable to market rates.

Valuation

Pre-Money Valuation: $10,000,000.00

Valuation Details:

<u>Valuation Disclaimer</u>

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed:

(i) all preferred stock is converted to common stock;

(ii) all outstanding options, warrants, and other securities, if any, with a right to acquire shares are exercised; and

(iii) any shares reserved for issuance under a stock plan are issued.

<u>Valuation Basis</u>

Our valuation is based on the expected revenue and EBITDA for 2021. We're using a 10x EBIT multiple consistent for the industry where companies are trading between 8 and 30x EBIT based on our research. We also feel we have additional blue sky value due to our rapidly expanding geographical reach across major retailers including Walmart.

The Company's valuation was determined internally without a formal-third party independent evaluation.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  10.0%
  We'll be putting strategic dollars into paid media (Google, Facebook, etc) We'll also be using funds to run some big engagement campaigns with our influencer network to support new geographies.

- *Inventory*
  50.0%
  We're scaling at a rapid rate so part of our funding will be used to help support inventory for that growth. We'll specifically funding expansion inventory for big grocery; Walmart, Sam's Club, Total Wine & More, Etc.

- *Working Capital*
  30.0%
  We'll be using working capital to service current debt and expenses related to the business. Some of this includes website management and development, legal, contract creative services, etc.

- *Legal & Licensing*
  6.5%
  We'll be using a portion of the funds to support expanded legal coverage and licensing efforts for new geographies in wholesale and direct to consumer.

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  20.0%
  We'll be putting strategic dollars into paid media (Google, Facebook, etc) We'll also be using funds to run some big engagement campaigns with our influencer network to support new geographies.

- *Inventory*
  20.0%
  We're scaling at a rapid rate so part of our funding will be used to help support inventory for that growth. We'll specifically funding expansion inventory for big grocery; Walmart, Sam's Club, Total Wine & More, Etc.

- *Research & Development*
  5.0%
  We're currently extending our portfolio of products to include a pinot gris bubble, red blend bubble and suite of mimosa spritzers.

- *Working Capital*
  30.0%
  We'll be using working capital to service current debt and expenses related to the business. Some of this includes website management and development, legal, contract creative services, etc.

- *Company Employment*
  11.5%
  We're looking to add a few salaries for brand and sales representatives in AR, FL, TX & GA. We'll also be using some funding to support contract services in accounting and product management.

- *Legal & Licensing*
  10.0%
  We'll be using a portion of the funds to support expanded legal coverage and licensing efforts for new geographies in wholesale and direct to consumer.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.heymamawines.com/ (https://www.heymamawines.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/hey-mama-wines

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR HEY MAMA WINES, INC.

[See attached]

HEY MAMA WINES INC.

(a Florida corporation)

Unaudited Financial Statements

For the calendar years ended December 31, 2020 and
The inception period of July 29, 2019 through December 31, 2019

IndigoSpire
CPAs & ADVISORS

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

April 7, 2021

To: Board of Directors, HEY MAMA WINES INC.

Re: 2020-2019 Financial Statement Review

We have reviewed the accompanying financial statements of HEY MAMA WINES INC. (the "Company"), which comprise the balance sheet(s) as of December 31, 2020 and 2019, and the related statements of operations, shareholders' equity/deficit and cash flows for the calendar year period ended December 31, 2020 and the inception period of July 29, 2019 through December 31, 2019, and the related notes to the financial statements.

A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in the Notes and Additional Disclosures, certain conditions indicate there is substantial doubt as to whether the Company may continue as a going concern. The accompanying financial statements do not include any adjustments which might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,

IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO

HEY MAMA WINES INC.
BALANCE SHEET
As of December 31, 2020 and 2019
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	2020	2019
ASSETS		
Current Assets		
Cash and cash equivalents	$ 3,481	$ 7
Accounts receivable, net	3,565	
Inventory	50,687	
Note receivable – related party	19,579	
Total current assets	77,313	7
Total Assets	$ 77,313	$ 7
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	$ 28,150	$ -
Loans payable	41,000	-
Other current liabilities	1,332	-
Total Current Liabilities	70,482	-
Total Liabilities	70,482	-
SHAREHOLDERS' EQUITY		
Common Stock (865,000 and 865,000 shares issued and outstanding as of December 31, 2020 and December 31, 2019, respectively)	-	16,000
Preferred Stock (135,000 and 0 shares issued and outstanding as of December 31, 2020 and December 31, 2019, respectively)	88,000	-
Retained deficit	(81,169)	(15,993)
Total Shareholders' Equity	6,831	7
Total Liabilities and Shareholders' Equity	$ 77,313	$ 7

HEY MAMA WINES INC.
STATEMENT OF OPERATIONS
For calendar year ended December 31, 2020
and the inception period of July 29, 2019 through December 31, 2019
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	2020	2019
Revenues, net	$ 72,503	$ -
Cost of goods sold	56,575	-
Gross profit	15,928	-
Operating expenses		
Marketing and advertising	18,344	3,078
Selling, general and administrative	62,760	12,915
Total operating expenses	81,104	15,993
Net Operating Income (Loss)	(65,176)	(15,993)
Tax provision (benefit)	-	-
Net Income (Loss)	$ (65,176)	$ (15,993)

HEY MAMA WINES INC.
STATEMENT OF OWNERS' EQUITY
For calendar year ended December 31, 2020 and the inception period of July 29, 2019 through December 31, 2019
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	Common Stock	Preferred Stock	Retained Deficit	Total Shareholders' Equity
Balance as of July 29, 2019 (inception)	**$ 0**	**$ 0**	**$ 0**	**$ 0**
Share issuances (865,000 shares, common)	16,000			16,000
Net income (loss)			(15,993)	(15,993)
Balance as of December 31, 2019	**$ 16,000**	**$ 0**	**$ (15,993)**	**$ 7**
Shareholder distributions	(16,000)			(16,000)
Share issuances (135,000 shares, preferred)		88,000		88,000
Net income (loss)			(65,176)	(65,176)
Balance as of December 31, 2020	**$ 0**	**$ 88,000**	**$ (81,169)**	**$ 6,831**

HEY MAMA WINES INC.
STATEMENT OF CASH FLOWS
For calendar year ended December 31, 2020
and the inception period of July 29, 2019 through December 31, 2019
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	2020	2019
Operating Activities		
Net Income (Loss)	$ (65,176)	$ (15,993)
Adjustments to reconcile net income (loss) to net cash provided by operations:		
Changes in operating asset and liabilities:		
(Increase) decrease in accounts receivable	(3,565)	-
(Increase) decrease in inventory	(50,687)	-
Increase (decrease) in accounts payable	28,150	-
Increase (decrease) in other current liabilities	1,332	-
Net cash used in operating activities	(89,946)	(15,993)
Investing Activities		
Issuance of note receivable	(19,579)	-
Net cash used in operating activities	(19,579)	-
Financing Activities		
Distributions to shareholder	(16,000)	-
Proceeds from share issuances	88,000	16,000
Proceeds loans payable	41,000	-
Net change in cash from financing activities	113,000	16,000
Net change in cash and cash equivalents	3,474	7
Cash and cash equivalents at beginning of period	7	-
Cash and cash equivalents at end of period	$ 3,481	$ 7

HEY MAMA WINES INC.
NOTES TO FINANCIAL STATEMENTS
See Accountant's Review Report
For calendar year ended December 31, 2020
and the inception period of July 29, 2019 through December 31, 2019
(UNAUDITED)

NOTE 1 – NATURE OF OPERATIONS

HEY MAMA WINES INC. (which may be referred to as the "Company", "we," "us," or "our") was organized in Florida on July 29, 2019. The Company is engaged in the business of selling multiple varieties of wine through wholesale and direct to consumer channels.

Since Inception, the Company has primarily relied on securing funding from investors to fund its operations. As of December 31, 2020, the Company produces negative cash flow from operations and may incur additional losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 3). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 8) and the receipt of funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties
The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2020 and 2019, the Company had $3,481 and $7 of cash on hand, respectively.

Fixed and Intangible Assets
Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which is four years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

As of December 31, 2020 and 2019 the Company had net no fixed assets or intangible.

Fair Value Measurements
Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes
Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those

differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Any deferred tax items of the Company have been fully valued based on the determination of the Company that the utilization of any deferred tax assets is uncertain.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Revenue Recognition
The Company recognizes revenue in accordance with ASC 606 when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company has records revenue through the sales and delivery of its physical products.

Accounts Receivable
Customers of the Company pay at the time of ordering or purchasing so there are generally no accounts receivable. If the Company ever sells on account, trade receivables due from customers would be uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date.

The Company would estimate an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising
The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements
In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective

for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2019. The Company's ability to continue may be dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 4 – INCOME TAX PROVISION

The Company has filed its corporate income tax return for the period ended December 31, 2019. The income tax returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company incurred a loss during the period from Inception through December 31, 2020 and the deferred tax asset from such losses have been fully valued based on their uncertainty in being used.

NOTE 5 – LOANS PAYABLE

The Company has borrowed funds totaling $41,000 that accrues interest at a rate of 4.5 percent. The total loaned funds under the agreement can grow up to $250,000. The Company is obliged to repay the loan with 12 months of receiving the proceeds of the loan. If the loan is still outstanding after the original 12 month period, then the interest rate rises to 12 percent per annum.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation.

NOTE 7 – RELATED PARTY TRANSACTIONS

The Company has or will provide compensation to the shareholder-employees per the Company's employment policies. Additionally, the Company has loaned, with no stated interest rate or fixed maturity date, approximately $20,000 as of December 31, 2020.

As these transactions are between related parties, there is no guarantee that the terms, pricing and conditions of the transactions are comparable to market rates.

NOTE 8 – SUBSEQUENT EVENTS

Anticipated Crowdfunded Offering
The Company is offering (the "Crowdfunded Offering") up to $1,000,000 of in exchange for up to 111,111 non-voting common shares. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through StartEngine and its FINRA approved Regulation CF portal. StartEngine is being compensated under customary terms for facilitating the Crowdfunded Offering.

Management's Evaluation
Management has evaluated subsequent events through April 7, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

Hey Mama Wines

You're Doing Great Mama!


ROSÉ
ROSÉ
ROSÉ

Website | Santa Rosa Beach, FL | FOOD & BEVERAGE

Hey Mama Wines is a mission driven wine company that produces delicious wines and gives back to charities that directly benefit women and children

$0.00 raised

0 Investors	**$10M** Valuation
$10.00 Price per Share	**$250.00** Min. Investment
Common Shares Offered	**Equity** Offering Type
$1.07M Offering Max	Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- Since launch in June of 2020, we've seen tremendous growth. We can now be found in over 45 accounts along the 30A corridor and our online business is growing rapidly. Statewide Distribution agreements in place for AR, GA, FL & TX for 2021.
- The domestic wine market is worth $88 Billion - with 60% of those purchases made by women.
- We're expecting revenue growth of over 1320% this year alone. Meanwhile we're projecting COGS to increase 898% to $564,741 and total expenditures to increase 136% to $192,048, and we're projecting a positive net income of $155,629. Compare this to last year's numbers where total COGS were $56,574.68 & total expenditures were $81,104.92 and we showed a net loss of $65,176.45. As you can see our sales volume increases dramatically, and we're able to take advantage of volume pricing thus giving us better margins leading to projected net profitability.

OVERVIEW

We're All About the Mamas

Our goal is to create a community around wine, and support all the amazing women making a difference every day. Our slogan says it best: **You're Doing Great Mama.**



We're competing in a $88 Billion US Wine market where over 60% of the purchases are made by women. Couple that with the fact that over 1 million women are becoming mothers each year and you realize how large the community we're targeting really is. (Source)

Hey Mama Wines began with our founder and CEO, Lauren Stokes' love for wine and most of all, her love for being a mom. Lauren wanted to approach wine in a way that the modern mom could relate to. The wine selection can be overwhelming and intimidating, and she wanted to create a product that not only spoke to a community of women but gave back as well.

THE PROBLEM

The Wine Market is Crowded and Intimidating. Plus, There's Nothing Out There for On-the-Go, Modern Moms

The wine market as a whole is run by a ton of big players - and most, quite frankly, don't speak to women in a genuine, relatable way. Not to mention, the vast majority of these wine companies are run and owned by men. (Source)

That's where we come in.


Our Brand Advantage
- beautiful branding
- quality product
- strong customer community
- philanthropic mission
Hey Mama is proud to give back a portion of profits to charities serving women and children.

THE SOLUTION

Hey Mama Wines: For Moms, and All Communities of Women

We're a female-owned, mom focused wine company - steadfast in our vision to bring delicious wine and community to moms all over the country.




alcohol

We produce our wine in partnership with some of the best wineries in the country. We only source the finest grapes, and implement the most technologically-advanced procedures to bring to market the highest quality product possible.

Wine shouldn't be complicated or overbearing - it should be delicious, fun and community enabled.



THE MARKET

Hey Mama Wines is Expanding Rapidly

Between nationwide retailers, grocery stores and chain package liquor stores - we are growing fast! This is because we are speaking to a key market that's been historically underserved.


Distribution Footprint
3
distributors
4
states
Currently available in
Florida
Texas
Arkansas
Georgia
more states
coming soon!

Here are the facts:

- Domestic Wine Market - **$88 Billion**
- **60%** of purchases made by women
- There are **1 Million** new moms each year in the US alone

OUR TRACTION

Covering a Lot of Ground

Since our launch in June of 2020, we've seen tremendous growth. We can now be found in over 45 accounts along the 30A corridor, and our online business is growing rapidly.



- Online sales account for over 75% of revenue to date
- Statewide Distribution agreements in place for AR, GA, FL & TX for 2021
- June rollout of our signature rosé bubbles in 150 Walmart doors in AR, FL & TX
- May Rollout of signature rosé bubbles in 10 Sam's Clubs in Northwest Florida
- Testing in Total Wine & More in Austin, TX in May 2021

We finished 2020 strong, and we're projecting over 10X revenue growth for 2021.



WHAT WE DO

We Produce Delicious Wine With a Cause in Mind

We sell bottled and canned wine in numerous varieties - from our flagship rosé with bubbles, to our soon to be released pinot gris and red blend with bubbles.

But a staple ethos of the brand is its philanthropic component. **As the company grows, so does its charitable giving.**

So far, Hey Mama Wines has donated to organizations like Baby2Baby, the Child Rescue Coalition, Emeril Lagasse Foundation & Empower Her as well as numerous local organizations in Santa Rosa Beach, FL. The company plans to increase this charitable effort as it continues to expand across the country.

Our wines are priced to be merchandised on shelf and cold sections of big box, major grocery & liquor stores. Here's more on our wines that have been gaining traction since our launch.

Our **flagship rosé** has been growing in popularity in the south - expanding across many grocery and liquor stores. Our rosé bubbles is available in a 4 pack, as well as on tap in a growing number of bars and restaurants along the 30A corridor.


YOU'RE DOING GREAT, MAMA
hey mama
100%
clean ingredients
160
calories
1.5
carbs
1.5
grams of sugar per can
11.5
ALC by vol
hey mama
ROSÉ
bubbles

Our 750ml rosé bubbles is a **gold medal winner**! We sell this product online and through numerous high end bottle shops and restaurants in the 30A area of Florida!


YOU'RE DOING GREAT, MAMA
hey mama
Hey Mama Rosé Sparkling Wine
- Award-winning blend
GOLD at the 2020 San Francisco Chronicle Wine Competition
- Highest quality ingredients
- Vegan and gluten-free
- 75% Pinot Noir, 25% Chardonnay
- Light drinking at only 160 cal per serving
- 12.7% ALC
hey mama
ROSÉ

Meet the entire Hey Mama Wines Family! We have some incredible new products launching in the coming months including our pinot gris bubbles, red blend bubbles & mimosa spritzers!


The Hey Mama Family
Sparkling Rosé
750ml
Rosé Bubbles
250ml
Mimosa Spritzers
250ml, coming soon - Bright Orange, Refreshing Watermelon, Sweet Strawberry
Pinot Gris Bubbles
250ml, coming soon
Red Blend Bubbles
250ml, coming soon

THE BUSINESS MODEL

Our Clicks to Bricks Strategy

Hey Mama Wines is more than a wine company. We're an omni-channel lifestyle brand and community. We use our unique digital strategy and network of moms to grow our footprint.

Our online focus drives awareness and pushes sales through traditional retail distribution.

Currently we're focused on the southeast selling into major grocery, independent retailers, convenience stores, bars, restaurants, and venues. We're expanding statewide to AR, FL, GA & TX.


Strong Social Media Presence
Instagram
15k
followers
100k
avg impressions / month
20k
avg reach / month
The Hey Mama community connects over wine, motherhood and everyday life.

People love our wine!

We have over 80 five star reviews online and counting! Quality is incredibly important to us and that attention to detail is reflected in our reviews! We've spent countless hours tasting wines and perfecting sugar and carbonation levels. Our commitment to providing the best product possible will continue to be a guiding light for the company!


What Our Customers are Saying
"Delicious, refreshing and love the mama support. The wine was inviting and refreshing. I will purhcase again! I love the pretty packaging and mama encouragement as well as support for other families." - Jana C.
"Enjoyed every moment! I absolutely love this product! The taste is crisp, bubbly, lightly sweet, and not tart at all! Very enjoyable for the beach or after a long day. I love the perfect sized slim cans! Excellent customer service and friendly owner. Thank you!" - Tanya S.
"Mama gets a break! Very good wine, I am obsessed with the packaging! It makes everything about mama time after bedtime so much better!" - Tory S.
hey mama

These testimonials may not be representative of the experience of other customers and are not a guarantee of future performance or success.

HOW WE ARE DIFFERENT

Mama Needs Some Wine

The wine industry is competitive, there's no doubt about it. However, we're specifically focused on mom - and we take a fresh approach in relation to that consumer demographic.

Not to mention, our CEO and Founder Lauren Strokes, is a mom of three and understands the customer better than anyone.



In addition to our upcoming, innovative products - like our new low-calorie mimosa spritzer launching this summer - we strive to use our business to help women and children across the spectrum.

Being a mom is incredibly difficult, and we want to do everything we can to support this incredibly tight knit community of strong women!



THE VISION

National Expansion Plans

We're looking to expand our distribution nationwide & expand our product assortment while supporting our community of moms in the process.

Over the next 5 years, we see ourselves expanding to all 50 states with distribution in major grocery, club & liquor stores.


hey mama
ROSÉ
sparkling wine

We already have great traction with some of the largest retailers in the world, and we're in conversation with several other major players including **Costco, Target** and **Whole Foods.**

OUR LEADERSHIP

A Strong, Diverse Team With a Common Goal To Disrupt the Industry

We know how to build brands and accelerate products in the CPG space. We're a husband and wife team that have scaled brands in the past. We also have incredible advisors and mentors guiding us through the complex and competitive wine business!

We've assembled a team with over 100+ years of combined experience that come from a wide array of professional backgrounds in technology, marketing, and consumer packaged goods. Our team moves decisively and has chosen to break from convention so we can disrupt and innovate in the wine and spirits category.

We're bringing a new perspective to the wine industry and the community of moms around it.

WHY INVEST

We are Woman-Owned, Mom Focused, And Here to Shake Up The Industry

We're rapidly expanding the Hey Mama Wines footprint, and are well-positioned to continue to grow the brand through large partnerships with Walmart, Sam's Club and Total Wine and more. We're expecting revenue growth of over 1320% this year alone. Meanwhile we're projecting COGS to increase 898% to $564,741 and total expenditures to increase 136% to $192,048, and we're projecting a positive net income of $155,629. Compare this to last year's numbers where total COGS were $56,574.68 & total expenditures were $81,104.92 and we showed a net loss of $65,176.45. As you can see our sales volume increases dramatically, and we're able to take advantage of volume pricing thus giving us better margins leading to projected net profitability.

We're no strangers to building businesses, and we have a ton of experience to guide us along the path with an incredible group of people and processes behind the scenes.

On top of that, we have a team of mamas across the country that are and will continue to be an integral part of the business moving forward. We mentioned community earlier, and we meant it. We decided to fundraise with Start Engine to bring the community into the actual ownership of the business! **We know the power of mom**, and we're excited for all the mamas to join us on this exciting journey!

We're not just making wine, we're making a difference. Cheers to that mama!



INVESTOR PERKS

Investor Perks

All Investors will receive the following perks plus tier benefits ($250 Minimum investment)

250 Investment

- Complimentary 4 Pack of our flagship ROSÉ Bubbles ($30 retail value) 4 pack
- Year round 10% back in credit on gift cards
- Friends and Family discount: $20 in referral credit
- Early Access to new product releases

500 Investment

Start Engine's Owner Bonus

- Complimentary 4 Pack X 2 of our flagship ROSÉ Bubbles ($50 retail value) 2 - 4 packs or 8 cans
- Hey Mama Sea Wash Investor Hat
- Year round 10% back in credit on gift cards
- Friends and Family discount: $20 in referral credit
- Early Access to new product releases!

1,000 Investment

- $100 Hey Mama Gift Card
- Complimentary Case of our flagship ROSÉ ($100 retail value) 6 - 4 packs or 24 cans
- Hey Mama Sea Wash Investor Hat
- Year round 10% back in credit on gift cards
- Friends and Family discount: $20 in referral credit
- Early Access to new product releases!

3,000 Investment

- Complimentary 4 Pack of our flagship ROSÉ Bubbles ($30 retail value) 4 pack
- Year round 10% back in credit on gift cards
- Friends and Family discount: $20 in referral credit
- Early Access to new product releases

5,000 Investment

- Complimentary 4 Pack of our flagship ROSÉ Bubbles ($30 retail value) 4 pack
- Year round 10% back in credit on gift cards
- Friends and Family discount: $20 in referral credit
- Early Access to new product releases

10,000 Investment

- $1000 Hey Mama Credit or Gift Card
- 6 Bottle pack of our Signature HM Sparkling ROSÉ 750ML ($190 retail value)
- 4 4 packs of our new red blend bubble & pinot gris bubbles (2 each)
- Hey Mama Sea Wash Investor Hat
- Year round 10% back in credit on gift cards
- Friends and Family discount: $20 in referral credit
- Early Access to new product releases!

* Assuming an average wine order of $50 per month

25,000 Investment

- $1200 Hey Mama Credit or Gift Cards (2 years worth of wine!*)
- 12 Bottle pack of our Signature HM Sparkling ROSÉ 750ML ($350 retail value)
- 4 4 packs of our new red blend bubble & pinot gris bubbles (2 each)
- Exclusive Meet & Greet with our CEO & Founder Lauren Stokes
- 10% Bonus Shares
- Hey Mama Sea Wash Investor Hat
- Year round 10% back in credit on gift cards
- Friends and Family discount: $20 in referral credit
- Early Access to new product releases!



100,000 Investment

- $1800 Hey Mama Credit or Gift Cards (3 years worth of wine!*)
- 12 Bottle pack of our Signature HM Sparkling ROSÉ 750ML ($350 retail value)
- 6 4 packs of our new red blend bubble & pinot gris bubbles (3 each)
- Exclusive Meet & Greet with our CEO & Founder Lauren Stokes
- Annual meeting with founders & Investment team in Santa Rosa Beach, FL
- All expenses paid food & wine tasting excursion in Santa Rosa Beach, FL
- 15% Bonus Shares
- Hey Mama Sea Wash Investor Hat
- Year round 10% back in credit on gift cards
- Friends and Family discount: $20 in referral credit
- Early Access to new product releases!

* Assuming an average wine order of $50 per month





THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

In the Press

SHOW MORE

Meet Our Team





Lauren Stokes

Founder and CEO

Lauren Stokes is a nurse turned Forbes 30 under 30 entrepreneur, mother of three, apparel designer & CEO of Hey Mama Wines. After graduating from Baptist Nursing School in Little Rock in 2011, Lauren spent the next year as a practicing nurse. During this tenure, Lauren began designing dresses in her spare time whilst pregnant with her first son. Those sketches would eventually lead to a business that grew from a quarter million in sales to over 13 million in annual revenue in just under three years landing it at number 53 on the Forbes 500 in 2017. Lauren spent her time as the CEO and head designer managing a team of over 130 employees at its peak. Today, Lauren is hard at work again on her newest endeavor in the wine and sparkling space. She founded Hey Mama Wines in late 2019, and since then has been building a brand that produces great wine and gives back to a community of women all over the country. The brand is rapidly expanding its presence across multiple states and retailers! When Lauren isn't designing, creating or dreaming up the next big marketing campaign, she's spending time with her family including her husband Lance and three children; Lofton, Linden & Livingston.

Lance Stokes

COO

Lance Stokes is a lifelong entrepreneur and tech connoisseur with over a decade of experience as a business leader, innovator & operator. After graduating from the University of Central Arkansas in 2009 with his bachelor's in business management he enrolled in the University's MBA program while pursuing a full-time career in technology with Hewlett Packard. Lance also started his first business during this time by developing and launching a small apparel company as a side hustle; a derivative of a class project. That small company evolved into a sunglass accessories startup that achieved nearly a million in sales in 18 months via online and traditional retail channels. Lance sold his interest in that company in 2012, and he and his wife Lauren started a women's apparel company that achieved a great amount of success in a short amount of time. Lance was integral in scaling the operations of the business that grew from a quarter million in sales to over 13 million in annual revenue in just under three years that landed the company at number 53 on the Forbes 500 for 2017. He built and supervised a multi-state sales operation, and he formed a digital team of 8 employees responsible for 4.5M of annual online revenue. This company eventually sold to an international manufacturing group in late 2018. Lance led the complex financial and legal restructuring that led to the closing of the acquisition. Today, Lance and his wife are working on a new entrepreneurial endeavor in the wine and sparkling space. Hey Mama Wines is expanding rapidly via direct to consumer consumption and wholesale account growth! The business is projected to surpass 1M in revenue in its first 18 months of business. When Lance isn't building, creating or consulting, he's spending time with his family including his wife Lauren and three children; Lofton, Linden & Miss Livingston.

Offering Summary

Company	HEY MAMA WINES, INC.
Corporate Address	332 CALLE ESCADA, Santa Rosa Beach, FL 32459
Offering Minimum	$10,000.00
Offering Maximum	$1,070,000.00
Minimum Investment Amount (per investor)	$250.00

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	1,000
Maximum Number of Shares Offered	107,000
Price per Share	$10.00
Pre-Money Valuation	$10,000,000.00

Voting Rights of Securities sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with the full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency, and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum Number of Shares offered subject to adjustment for bonus shares. See Bonus info below.*

Company Perks**:

$250 Investment

- Complimentary 4 Pack of our flagship ROSÉ Bubbles

($30 retail value) 4 pack

- Year-round 10% back in credit on gift cards

- Friends and Family discount: $20 in referral credit

- Early Access to new product releases

$500 Investment

- Complimentary 4 Pack X 2 of our flagship ROSÉ

($50 retail value) 2 - 4 packs or 8 cans

- Hey Mama Sea Wash Investor Hat

- Year-round 10% back in credit on gift cards

- Friends and Family discount: $20 in referral credit

- Early Access to new product releases!

$1,000 Investment

- $100 Hey Mama Gift Card

- Complimentary Case of our flagship ROSÉ

($100 retail value) 6 - 4 packs or 24 cans

- Hey Mama Sea Wash Investor Hat

- Year round 10% back in credit on gift cards

- Friends and Family discount: $20 in referral credit

- Early Access to new product releases!

$3,000 Investment

-$300 Hey Mama Credit or Gift Card

- Complimentary Case of our flagship ROSÉ

($100 retail value) 6 - 4 packs or 24 cans

- Hey Mama Sea Wash Investor Hat

- Year-round 10% back in credit on gift cards

- Friends and Family discount: $20 in referral credit

- Early Access to new product releases!

$5,000 Investment

- $500 Hey Mama Credit or Gift Card

- Complimentary Case of our flagship ROSÉ

($100 retail value) 6 - 4 packs or 24 cans

- Hey Mama Sea Wash Investor Hat

- Year-round 10% back in credit on gift cards

- Friends and Family discount: $20 in referral credit

- Early Access to new product releases!

$10,000 Investment

- $1000 Hey Mama Credit or Gift Card

- 6 Bottle pack of our Signature HM Sparkling ROSÉ 750ML ($190 retail value)

- 4 4 packs of our new red blend bubble & pinot gris bubbles (2 each)

- 5% Bonus Shares
- Hey Mama Sea Wash Investor Hat
- Year-round 10% back in credit on gift cards
- Friends and Family discount: $20 in referral credit
- Early Access to new product releases!

** Assuming an average wine order of $50 per month*

$25,000 Investment

- $1200 Hey Mama Credit or Gift Cards (2 years worth of wine!*)
- 12 Bottle pack of our Signature HM Sparkling ROSÉ 750ML ($350 retail value)
- 4 4 packs of our new red blend bubble & pinot gris bubbles (2 each)
- Exclusive Meet & Greet with our CEO & Founder Lauren Stokes
- 10% Bonus Shares
- Hey Mama Sea Wash Investor Hat
- Year-round 10% back in credit on gift cards
- Friends and Family discount: $20 in referral credit
- Early Access to new product releases!

** Assuming an average wine order of $50 per month*

$100,000 Investment

- $1800 Hey Mama Credit or Gift Cards (3 years worth of wine!*)
- 12 Bottle pack of our Signature HM Sparkling ROSÉ 750ML ($350 retail value)
- 6 4 packs of our new red blend bubble & pinot gris bubbles (3 each)
- Exclusive Meet & Greet with our CEO & Founder Lauren Stokes
- Annual meeting with founders & Investment team in Santa Rosa Beach, FL!
- All-Inclusive food & wine-tasting excursion in Santa Rosa Beach, FL (All expenses covered)
- 15% Bonus Shares
- Hey Mama Sea Wash Investor Hat
- Year-round 10% back in credit on gift cards
- Friends and Family discount: $20 in referral credit
- Early Access to new product releases!

** Assuming an average wine order of $50 per month*

*******All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Hey Mama Wines will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Non-Voting Common Stock shares at $10.00 / share, you will receive 110 shares, meaning you'll own 110 shares for $1,000. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

No Video Present.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

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- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

AMENDED AND RESTATED ARTICLES OF INCORPORATION
OF
HEY MAMA WINES, INC.

Lauren Wilkins hereby certifies that:

ONE: The date of filing the original Certificate of Incorporation of this company with the Secretary of State of the State of Florida was July 25, 2019.

TWO: The Certificate of Incorporation was amended and restated for the first time on January 31,2020.

THREE: She is the duly elected and acting President of Hey Mama Wines, Inc., a Florida for profit corporation.

FOUR: The Certificate of Incorporation of this corporation is hereby amended and restated to read as follows:

I.

The name of the Corporation is Hey Mama Wines, Inc. (the "**Company**" or the "**Corporation**").

II.

The principal place of business address:

332 Calle Escada
Santa Rosa Beach, FL 32459

The mailing address of the corporation is

332 Calle Escada
Santa Rosa Beach, FL 32459

III.

The purpose of the Company is to engage in any lawful act or activity for which a corporation may be organized under the Florida Business Corporation Act ("**FBCA**").

IV

The Company is authorized to issue two classes of stock to be designated, respectively, "Common Stock" and "Preferred Stock." The total number of shares that the Company is authorized to issue is 1,000,000 shares, 865,000 shares of which shall be Common Stock (the "**Common Stock**") and 135,000 shares of which shall be Preferred Stock (the "**Preferred Stock**"). The Preferred Stock shall have a par value of $0.01 per share and the Common Stock shall have a par value of $0.01 per share.

A. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares of Common Stock then outstanding) by the affirmative vote of the holders of a majority of the stock of the Company entitled to vote (voting together as a single class on an as-if-converted basis).

B. One Hundred Thirty Five Thousand (135,000) of the authorized shares of Preferred Stock are hereby designated "**Series A Preferred Stock**" (the "**Series Preferred**").

C. The rights, preferences, privileges, restrictions and other matters relating to the Series Preferred are as follows:

1. DIVIDEND RIGHTS.

(a) Holders of Series Preferred, in preference to the holders of Common Stock, shall be entitled to receive, when, as and if declared by the board of directors of the Company (the "**Board**"), but only out of funds that are legally available therefor, cash dividends at the rate of six percent (6%) of the Original Issue Price (as defined below) per annum on each outstanding share of Series Preferred. Such dividends shall be payable only when, as and if declared by the Board and shall be non-cumulative.

(b) The "**Original Issue Price**" of the Series Preferred shall be $.88 per share (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares after the filing date hereof).

(c) So long as any shares of Series Preferred are outstanding, the Company shall not pay or declare any dividend, whether in cash or property, or make any other distribution on the Common Stock, or purchase, redeem or otherwise acquire for value any shares of Common Stock until all dividends as set forth in Section 1(a) above on the Series Preferred shall have been paid or declared an set apart, except for:

(i) acquisitions of Common Stock by the Company pursuant to agreements that permit the Company to repurchase such shares at cost (or the lesser of cost or fair market value) upon termination of services to the Company;

(ii) acquisitions of Common Stock in exercise of the Company's right of first refusal to repurchase such shares; or

(iii) distributions to holders of Common Stock in accordance with Sections 3 and 4.

(d) The provisions of Sections 1(c) shall not apply to a dividend payable solely in Common Stock to which the provisions of Section 5(f) hereof are applicable, or any repurchase of any outstanding securities of the Company that is approved by (i) the Board and (ii) the Series Preferred as may be required by this Amended and Restated Certificate of Incorporation.

2. VOTING RIGHTS.

(a) General Rights. Each holder of shares of the Series Preferred shall be entitled to the number of votes equal to the number of shares of Common Stock into which such shares of Series Preferred could be converted (pursuant to Section 5 hereof) immediately after the close of business on the record date fixed for such meeting or the effective date of such written consent and shall have voting rights and powers equal to the voting rights and powers of the Common Stock and shall be entitled to notice of any stockholders' meeting in accordance with the bylaws of the Company. Except as otherwise provided herein or as required by law, the Series Preferred shall vote together with the Common Stock at any annual or special meeting of the stockholders and not as a separate class and may act by written consent in the same manner as the Common Stock.

(b) Separate Vote of Series Preferred. For so long as any shares of Series Preferred remain outstanding, in addition to any other vote or consent required herein or by law, the vote or written consent of the holders of a majority of the outstanding Series Preferred shall be necessary for effecting or validating the following actions (whether by merger, recapitalization or otherwise):

(i) Any increase or decrease in the authorized number of shares of Common Stock or Preferred Stock;

(ii) Any authorization or any designation, whether by reclassification or otherwise, of any new class or series of stock or any other securities convertible into equity securities of the Company ranking on a parity with or senior to the Series Preferred in right of redemption, liquidation preference, voting or dividend rights or any increase in the authorized or designated number of any such new class or series;

(iii) Any redemption, repurchase, payment (except for purchases at cost upon termination of services or exercises of contractual rights of first refusal) or declaration of dividends or other distributions with respect to Common Stock or Preferred Stock other than (A) dividends required pursuant to Section 1 hereof and (B) as permitted by Section 1(c) hereof;

(iv) Any voluntary dissolution, liquidation or winding up of the affairs of the Company or voluntary petition for bankruptcy or assignment for the benefit of creditors; or

(v) Any increase or decrease in the authorized number of members of the Board.

(c) Election of Board of Directors.

(i) The holders of Series Preferred, voting as a separate class, shall be entitled to elect one (1) member of the Board (the "**Series A Director**" or "Investor Director").

(ii) The holders of Common Stock, voting as a separate class, shall be entitled to elect two (2) members of the Board.

3. LIQUIDATION RIGHTS.

(a) Upon any liquidation, dissolution, or winding up of the Company, whether voluntary or involuntary (a "**Liquidation Event**"), before any distribution or payment shall be made to the holders of any Common Stock, the holders of Series Preferred shall be entitled to be paid out of the assets of the Company legally available for distribution (or the consideration received by the Company or its stockholders in an Acquisition) for each share of Series Preferred held by them, an amount per share of Series Preferred equal to the Original Issue Price plus all declared and unpaid dividends on the Series Preferred. If, upon any such Liquidation Event, the assets of the Company shall be insufficient to make payment in full to all holders of Series Preferred of the liquidation preference set forth in this Section 3(a), then such assets (or consideration) shall be distributed among the holders of Series Preferred at the time outstanding, ratably in proportion to the full amounts to which they would otherwise be respectively entitled.

(b) After the payment of the full liquidation preference of the Series Preferred as set forth in Section 3(a) above, the remaining assets of the Company legally available for distribution (or the consideration received by the Company or its stockholders in an Acquisition), if any, shall be distributed ratably to the holders of the Common Stock.

A sale of all or substantially all of the Company's assets or a merger (collectively, "Company Sale") will be treated as a liquidation event.

4. CONVERSION RIGHTS.

The holders of the Series Preferred shall have the following rights with respect to the conversion of the Series Preferred into shares of Common Stock (the "**Conversion Rights**"):

(a) **Optional Conversion.** Subject to and in compliance with the provisions of this Section 5, any shares of Series Preferred may, at the option of the holder, be converted at any time into fully-paid and nonassessable shares of Common Stock. The number of shares of Common Stock to which a holder of Series Preferred shall be entitled upon conversion shall be the product obtained by multiplying the "Series Preferred Conversion Rate" then in effect (determined as provided in Section 5(b)) by the number of shares of Series Preferred being converted.

(b) **Series Preferred Conversion Rate.** The conversion rate in effect at any time for conversion of the Series Preferred (the "**Series Preferred Conversion Rate**") shall be the quotient obtained by dividing the Original Issue Price of the Series Preferred by the "Series Preferred Conversion Price," calculated as provided in Section 5(c).

(c) **Series Preferred Conversion Price.** The conversion price for the Series Preferred shall initially be the Original Issue Price of the Series Preferred (the "**Series Preferred Conversion Price**"). Such initial Series Preferred Conversion Price shall be adjusted from time to time in accordance with this Section 5. All references to the Series Preferred Conversion Price herein shall mean the Series Preferred Conversion Price as so adjusted.

(d) **Mechanics of Conversion.** Each holder of Series Preferred who desires to convert the same into shares of Common Stock pursuant to this Section 5 shall surrender the certificate or certificates therefor, duly endorsed, at the office of the Company or any transfer agent for the Series Preferred, and shall give written notice to the Company at such office that such holder elects to convert the same. Such notice shall state the number of shares of Series Preferred being converted. Thereupon, the Company shall promptly issue and deliver at such office to such holder a certificate or certificates for the number of shares of Common Stock to which such holder is entitled and shall promptly pay (i) in cash or, to the extent sufficient funds are not then legally available therefor, in Common Stock (at the Common Stock's fair market value determined by the Board as of the date of such conversion), any declared and unpaid dividends on the shares of Series Preferred being converted and (ii) in cash (at the Common Stock's fair market value determined by the Board as of the date of conversion) the value of any fractional share of Common Stock otherwise issuable to any holder of Series Preferred. Such conversion shall be deemed to have been made at the close of business on the date of such surrender of the certificates representing the shares of Series Preferred to be converted, and the person entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder of such shares of Common Stock on such date.

(e) Adjustment for Stock Splits and Combinations. If at any time or from time to time on or after the date that the first share of Series Preferred is issued (the "**Original Issue Date**") the Company effects a subdivision of the outstanding Common Stock, the Series Preferred Conversion Price in effect immediately before that subdivision shall be proportionately decreased. Conversely, if at any time or from time to time after the Original Issue Date the Company combines the outstanding shares of Common Stock into a smaller number of shares, the Series Preferred Conversion Price in effect immediately before the combination shall be proportionately increased. Any adjustment under this Section 5(e) shall become effective at the close of business on the date the subdivision or combination becomes effective.

(f) Adjustment for Common Stock Dividends and Distributions. If at any time or from time to time on or after the Original Issue Date the Company pays to holders of Common Stock a dividend or other distribution in additional shares of Common Stock, the Series Preferred Conversion Price then in effect shall be decreased as of the time of such issuance, as provided below:

(i) The Series Preferred Conversion Price shall be adjusted by multiplying the Series Preferred Conversion Price then in effect by a fraction equal to:

(A) the numerator of which is the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance, and

(B) the denominator of which is the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance plus the number of shares of Common Stock issuable in payment of such dividend or distribution;

(ii) If the Company fixes a record date to determine which holders of Common Stock are entitled to receive such dividend or other distribution, the Series Preferred Conversion Price shall be fixed as of the close of business on such record date and the number of shares of Common Stock shall be calculated immediately prior to the close of business on such record date; and

(iii) If such record date is fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Series Preferred Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter the Series Preferred Conversion Price shall be adjusted pursuant to this Section 5(f) to reflect the actual payment of such dividend or distribution.

(g) Adjustment for Reclassification, Exchange, Substitution, Reorganization, Merger or Consolidation. If at any time or from time to time on or after the Original Issue Date the Common Stock issuable upon the conversion of the Series Preferred is changed into the same or a different number of shares of any class or classes of stock, whether by recapitalization, reclassification, merger, consolidation or otherwise (other than an Acquisition or a subdivision or combination of shares or stock dividend provided for elsewhere in this Section 5), in any such event each holder of Series Preferred shall then have the right to convert such stock into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification, merger, consolidation or other change by holders of the maximum number of shares of Common Stock into which such shares of Series Preferred could have been converted immediately prior to such recapitalization, reclassification, merger, consolidation or change, all subject to further adjustment as provided herein or with respect to such other securities or property by the terms thereof. In any such case, appropriate adjustment shall be made in the application of the provisions of this Section 5 with respect to the rights of the holders of Series Preferred after the capital reorganization to the end that the provisions of this Section 5 (including adjustment of the Series Preferred Conversion Price then in effect and the number of shares issuable upon conversion of the Series Preferred) shall be applicable after that event and be as nearly equivalent as practicable.

(h) Automatic Conversion.

(i) Each share of Series Preferred shall automatically be converted into shares of Common Stock, based on the then-effective Series Preferred Conversion Price, immediately upon the closing of a firmly underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended. Upon such automatic conversion, any declared and unpaid dividends shall be paid in accordance with the provisions of Section 5(d). All or a portion of the shares of Series Preferred shall automatically be converted into shares of Common Stock, based on the then-effective Series Preferred Conversion Price, at any time upon the affirmative election of the holders of a majority of the outstanding shares of Series Preferred. If the holders of a majority of the outstanding shares of Series Preferred elect to convert a portion of each holder's shares of Series Preferred (rather than all such shares), such election shall set forth the percentage of shares of Series Preferred to be converted, which percentage must be the same for all holders of Series Preferred. Upon such automatic conversion, any declared and unpaid dividends shall be paid in accordance with the provisions of Section 4(d).

(ii) Upon the occurrence of any of the events specified in Section 5(k)(i) above, the outstanding shares of Series Preferred shall be converted automatically without any further action by the holders of such shares and whether or not the certificates representing such shares are surrendered to the Company or its transfer agent; *provided, however*, that the Company shall not be obligated to issue certificates evidencing the shares of Common Stock issuable upon such conversion unless the certificates evidencing such shares of Series Preferred are either delivered to the Company or its transfer agent as provided below, or the holder notifies the Company or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Company to indemnify the Company from any loss incurred by it in connection with such certificates. Upon the occurrence of such automatic conversion of the Series Preferred, the holders of Series Preferred shall surrender the certificates representing such shares at the office of the Company or any transfer agent for the Series Preferred. Thereupon, there shall be issued and delivered to such holder promptly at such office and in its name as shown on such surrendered certificate or certificates, a certificate or certificates for the number of shares of Common Stock into which the shares of Series Preferred surrendered were convertible on the date on which such automatic conversion occurred, and any declared and unpaid dividends shall be paid in accordance with the provisions of Section 5(d).

(i) Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of Series Preferred. All shares of Common Stock (including fractions thereof) issuable upon conversion of more than one share of Series Preferred by a holder thereof shall be aggregated for purposes of determining whether the conversion would result in the issuance of any fractional share. If, after the aforementioned aggregation, the conversion would result in the issuance of any fractional share, the Company shall, in lieu of issuing any fractional share, pay cash equal to the product of such fraction multiplied by the fair market value of one share of Common Stock (as determined by the Board) on the date of conversion.

(j) Reservation of Stock Issuable Upon Conversion. The Company shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of the Series Preferred, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of the Series Preferred. If at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Series Preferred, the Company will take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose.

(k) Notices. Any notice required by the provisions of this Section 5 shall be in writing and shall be deemed effectively given: (i) upon personal delivery to the party to be notified, (ii) when sent by confirmed electronic mail or facsimile in compliance with the DGCL if sent during normal business hours of the recipient; if not, then on the next business day, (iii) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with verification of receipt. All notices shall be addressed to each holder of record at the address of such holder appearing on the books of the Company.

(l) Payment of Taxes. The Company will pay all taxes (other than taxes based upon income) and other governmental charges that may be imposed with respect to the issue or delivery of shares of Common Stock upon conversion of shares of Series Preferred, excluding any tax or other charge imposed in connection with any transfer involved in the issue and delivery of shares of Common Stock in a name other than that in which the shares of Series Preferred so converted were registered.

5. NO REISSUANCE OF SERIES PREFERRED.

No share or shares of Series Preferred acquired by the Company by reason of redemption, purchase, conversion or otherwise shall be reissued.

IV.

A. The liability of the directors of the Company for monetary damages shall be eliminated to the fullest extent under applicable law.

B. To the fullest extent permitted by applicable law, the Company is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Company (and any other persons to which applicable law permits the Company to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise in excess of the indemnification and advancement otherwise permitted by Florida law.

C. Any repeal or modification of this Article IV shall only be prospective and shall not affect the rights or protections or increase the liability of any director under this Article IV in effect at the time of the alleged occurrence of any action or omission to act giving rise to liability.

D. For the management of the business and for the conduct of the affairs of the Company, and in further definition, limitation and regulation of the powers of the Company, of its directors and of its stockholders or any class thereof, as the case may be, it is further *provided* that:

E. The management of the business and the conduct of the affairs of the Company shall be vested in its Board. The number of directors which shall constitute the whole Board shall be fixed by the Board in the manner provided in the Bylaws, subject to any restrictions which may be set forth in this Amended and Restated Certificate of Incorporation.

F. The Board is expressly empowered to adopt, amend or repeal the Bylaws of the Company, subject to any restrictions that may be set forth in this Amended and Restated Certificate of Incorporation. The stockholders shall also have the power to adopt, amend or repeal the Bylaws of the Company; provided however, that, in addition to any vote of the holders of any class or series of stock of the Company required by law or by this Amended and Restated Certificate of Incorporation, the affirmative vote of the holders of a majority of the voting power of all of the then-outstanding shares of the capital stock of the Company entitled to vote generally in the election of directors, voting together as a single class, shall be required to adopt, amend or repeal any provision of the Bylaws of the Company.

G. The directors of the Company need not be elected by written ballot unless the Bylaws so provide.

V.

The named and Florida street address of the registered agent is:

Lauren Wilkins
332 Calle Escada
Santa Rosa Beach, FL 32459

I certify that I am familiar with and accept the responsibilities of registered agent.

Lauren Wilkins
____

Lauren Wilkins

VI.

The initial officer(s) and/or director(s) of the corporation is/are:

Title: CEO
LAUREN WILKINS
332 Calle Escada
Santa Rosa Beach, FL 32459

FOUR: This Amended and Restated Certificate of Incorporation has been duly approved by the Board and all the holders of all Preferred Stock.

FIVE: This Amended and Restated Certificate of Incorporation was approved by the holders of the holders of shares of said corporation.

SIX: This Amendment is being adopted pursuant to section 607.1006, Florida Statutes.

In Witness Whereof, Hey Mama Wines, Inc. has caused this Amended and Restated Certificate of Incorporation to be signed by its President this ____ day of April, 2021.

Hey Mama Wines, Inc.

Signature: Lauren Wilkins
Lauren Wilkins
President

Consented to By:

WAYS AND MEANS INVESTMENTS, LP
By: Eagle Jacked, Inc., General Partner

BY;______________________
Kyle Reynolds, Secretary
Holder of All Preferred Stock

EXHIBIT G TO FORM C

TTW Materials

Start Investing | Edit My Campaign | Trade NEW | Blog | Diana C.

Hey Mama Wines is currently in the **Test the Waters Phase** for **Title III** investments.

Hey Mama Wines

You're Doing Great Mama!

Start: Apr 12, 2021 6:21 PM
End: Apr 26, 2021 10:00 AM



Reserve Now
ROSÉ
ROSÉ

Website | Santa Rosa Beach, FL | FOOD & BEVERAGE

Terms

Equity Offering Type	**$10M** Valuation
$10.00 Price per Share	**$250.00** Min. Reservation
Common Shares Offered	**TTW** Offering

RESERVE NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF Test the Waters offering is made available through StartEngine Capital, LLC.

Hey Mama Wines is a female owned and mom focused wine brand that produces delicious wine and gives back to causes that directly support women and children!

Overview | Team | Terms | Updates | Comments | Following

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.

TTW Reserve shares early & Get exclusive perks RESERVE NOW

Reasons to Invest

1. There is $71 billion in the US wine market, 60% of these purchases are made by women, and 1 million women become new moms each year.
2. We have developed a wine brand that speaks to moms in a relevant, authentic way.
3. We have built an incredible team of moms across the country who will be an integral part of our team going forward. Our goal is to share our success with this community through our giveback program.



Reserve Shares

Rewards

Get rewarded for investing more into Hey Mama Wines:

$250+
Investment
StartEngine Owner's Bonus
This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.

$250+
Investment
$250 Investment
- Complimentary 4 Pack of our flagship ROSÉ Bubbles ($30 retail value) 4 pack - Year round 10% back in credit on gift cards - Friends and Family discount: $20 in referral credit - Early Access to new product releases

$500+
Investment
$500 Investment
- Complimentary 4 Pack X 2 of our flagship ROSÉ ($50 retail value) 2 - 4 packs or 8 cans - Hey Mama Sea Wash Investor Hat - Year round 10% back in credit on gift cards - Friends and Family discount: $20 in referral credit - more below

$1,000+
Investment
$1,000 Investment
- $100 Hey Mama Gift Card - Complimentary Case of our flagship ROSÉ ($100 retail value) 6 - 4 packs or 24 cans - Hey Mama Sea Wash Investor Hat - Year round 10% back in credit on gift cards - More in terms below

$3,000+
Investment
$3,000 Investment
-$300 Hey Mama Credit or Gift Card - Complimentary Case of our flagship ROSÉ ($100 retail value) 6 - 4 packs or 24 cans - Hey Mama Sea Wash Investor Hat - Year round 10% back in credit on gift cards - More in terms below

$5,000+
Investment
$5,000 Investment
- $500 Hey Mama Credit or Gift Card - Complimentary Case of our flagship ROSÉ ($100 retail value) 6 - 4 packs or 24 cans - 5% Bonus Shares - Hey Mama Sea Wash Investor Hat - Year round 10% back in credit on gift cards - More in terms below

$10,000+

$10,000+

Investment

$10,000 Investment

- $1000 Hey Mama Credit or Gift Card - 6 Bottle pack of our Signature HM Sparkling ROSÉ 750ML ($190 retail value) - 4 4 packs of our new red blend bubble & pinot gris bubbles (2 each) - Hey Mama Sea Wash Investor Hat - More in terms below

$25,000+

Investment

$25,000 Investment

$1200 Hey Mama Credit or Gift Cards (2 years worth of wine!*) - 12 Bottle pack of our Signature HM Sparkling ROSÉ 750ML ($350 retail value) - 4 4 packs of our new red blend bubble & pinot gris bubbles (2 each) - More in terms below

$100,000+

Investment

$100,000 Investment

- $1800 Hey Mama Credit or Gift Cards (3 years worth of wine!*) - 12 Bottle pack of our Signature HM Sparkling ROSÉ 750ML ($350 retail value) - 6 4 packs of our new red blend bubble & pinot gris bubbles (3 each) - More in terms below

In the Press

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Meet Our Team





Lance Stokes

COO

Lance Stokes is a lifelong entrepreneur and tech connoisseur with over a decade of experience as a business leader, innovator & operator.

After graduating from the University of Central Arkansas in 2009 with his bachelor's in business management he enrolled in the University's MBA program while pursuing a full-time career in technology with Hewlett Packard. Lance also started his first business during this time by developing and launching a small apparel company as a side hustle; a derivative of a class project. That small company evolved into a sunglass accessories startup that achieved nearly a million in sales in 18 months via online and traditional retail channels.

Lance sold his interest in that company in 2012, and he and his wife Lauren started a women's apparel company that achieved a great amount of success in a short amount of time. Lance was integral in scaling the operations of the business that grew from a quarter million in sales to over 13 million in annual revenue in just under three years that landed the company at number 53 on the Forbes 500 for 2017. He built and supervised a multi-state sales operation, and he formed a digital team of 8 employees responsible for 4.5M of annual online revenue. This company eventually sold to an international manufacturing group in late 2018. Lance led the complex financial and legal restructuring that led to the closing of the acquisition.

Today, Lance and his wife are working on a new entrepreneurial endeavor in the wine and sparkling space. Hey Mama Wines is expanding rapidly via direct to consumer consumption and wholesale account growth! The

Lauren Stokes

Founder and CEO

Lauren Stokes is a nurse turned Forbes 30 under 30 entrepreneur, mother of three, apparel designer & CEO of Hey Mama Wines.

After graduating from Baptist Nursing School in Little Rock in 2011, Lauren spent the next year as a practicing nurse. During this tenure, Lauren began designing dresses in her spare time whilst pregnant with her first son. Those sketches would eventually lead to a business that grew from a quarter million in sales to over 13 million in annual revenue in just under three years landing it at number 53 on the Forbes 500 in 2017.

Lauren spent her time as the CEO and head designer managing a team of over 130 employees at its peak.

Today, Lauren is hard at work again on her newest endeavor in the wine and sparkling space. She founded Hey Mama Wines in late 2019, and since then has been building a brand that produces great wine and gives back to a community of women all over the country. The brand is rapidly expanding its presence across multiple states and retailers!

When Lauren isn't designing, creating or dreaming up the next big marketing campaign, she's spending time with her family including her husband Lance and three children; Lofton, Linden & Livingston.

business is projected to surpass 1M in revenue in its first 18 months of business.

When Lance isn't building, creating or consulting, he's spending time with his family including his wife Lauren and three children; Lofton, Linden & Miss Livingston.

Offering Summary

Company	HEY MAMA WINES, INC.
Corporate Address	332 CALLE ESCADA, Santa Rosa Beach, FL 32459
Offering Minimum	$10,000.00
Offering Maximum	$1,070,000.00
Minimum Investment Amount (per investor)	$248.00

Terms

Offering Type	Equity
Security Name	Non-Voting Common Stock
Minimum Number of Shares Offered	1,000
Maximum Number of Shares Offered	107,000
Price per Share	$10.00
Pre-Money Valuation	$10,000,000.00

**Maximum Number of Shares offered subject to adjustment for bonus shares. See Bonus info below.*

Live Offering Perks:

$250 Investment

- Complimentary 4 Pack of our flagship ROSÉ Bubbles

($30 retail value) 4 pack

- Year-round 10% back in credit on gift cards

- Friends and Family discount: $20 in referral credit

- Early Access to new product releases

$500 Investment

- Complimentary 4 Pack X 2 of our flagship ROSÉ

($50 retail value) 2 - 4 packs or 8 cans

- Hey Mama Sea Wash Investor Hat

- Year-round 10% back in credit on gift cards

- Friends and Family discount: $20 in referral credit

- Early Access to new product releases!

$1,000 Investment

- $100 Hey Mama Gift Card

- Complimentary Case of our flagship ROSÉ

($100 retail value) 6 - 4 packs or 24 cans

- Hey Mama Sea Wash Investor Hat

- Year round 10% back in credit on gift cards

- Friends and Family discount: $20 in referral credit

- Early Access to new product releases!

$3,000 Investment

-$300 Hey Mama Credit or Gift Card

- Complimentary Case of our flagship ROSÉ

($100 retail value) 6 - 4 packs or 24 cans

- Hey Mama Sea Wash Investor Hat

- Year-round 10% back in credit on gift cards

- Friends and Family discount: $20 in referral credit

- Early Access to new product releases!

$5,000 Investment

- $500 Hey Mama Credit or Gift Card

- Complimentary Case of our flagship ROSÉ

($100 retail value) 6 - 4 packs or 24 cans

- 5% Bonus Shares

- Hey Mama Sea Wash Investor Hat

- Year round 10% back in credit on gift cards

- Friends and Family discount: $20 in referral credit

- Early Access to new product releases!

$10,000 Investment

- $1000 Hey Mama Credit or Gift Card

- 6 Bottle pack of our Signature HM Sparkling ROSÉ 750ML ($190 retail value)

- 4 4 packs of our new red blend bubble & pinot gris bubbles (2 each)

- Hey Mama Sea Wash Investor Hat

- Year-round 10% back in credit on gift cards

- Friends and Family discount: $20 in referral credit

- Early Access to new product releases!

** Assuming an average wine order of $50 per month*

$25,000 Investment

- $1200 Hey Mama Credit or Gift Cards (2 years worth of wine!*)

- 12 Bottle pack of our Signature HM Sparkling ROSÉ 750ML ($350 retail value)

- 4 4 packs of our new red blend bubble & pinot gris bubbles (2 each)

- Exclusive Meet & Greet with our CEO & Founder Lauren Stokes

- 10% Bonus Shares

- Hey Mama Sea Wash Investor Hat

- Year-round 10% back in credit on gift cards

- Friends and Family discount: $20 in referral credit

- Early Access to new product releases!

** Assuming an average wine order of $50 per month*

$100,000 Investment

- $1800 Hey Mama Credit or Gift Cards (3 years worth of wine!*)

- 12 Bottle pack of our Signature HM Sparkling ROSÉ 750ML ($350 retail value)

- 6 4 packs of our new red blend bubble & pinot gris bubbles (3 each)

- Exclusive Meet & Greet with our CEO & Founder Lauren Stokes

- Annual meeting with founders & investment team in Santa Rosa Beach, FL!

- All-inclusive food & wine-tasting excursion in Santa Rosa Beach, FL (All expenses covered)

- 15% Bonus Shares

- Hey Mama Sea Wash Investor Hat

- Year-round 10% back in credit on gift cards

- Friends and Family discount: $20 in referral credit

- Early Access to new product releases!

** Assuming an average wine order of $50 per month*

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Hey Mama Wines will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Non-Voting Common Stock shares at $10.00 / share, you will receive 110 shares, meaning you'll own 110 shares for $1,000. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments.

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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hey mama
ROSÉ
sparkling wine

Invest in Hey Mama Wines!

We're partnering with StartEngine to announce our first online public offering, a Regulation A+ campaign!

Opportunities to invest in early-stage, high-potential startups have only recently become available to the general public, and this is your chance to own a piece of Hey Mama Wines!

We're growing rapidly across the country, and we want you to take the journey with us!

Click below to reserve your shares and to be notified when our offering goes live!

Reserve Shares Now!


WIN
FREE
SHARES
OF STOCK
HEY MAMA WINES

heymamawines

heymamawines You could win equi in one of the fastest growing wine companies in the country! That's rig someone will win shares of stock in Hey Mama Wines that will grow ove time as the company grows! This is your chance to own stock in your favorite brand and entering is SO simple!!

To enter:
1. Follow @heymamawines
2. Tag a friend in the comments
3. Share this post to your stories

[BONUS] follow our boss babe @mrslaurenstokes for a bonus entr

These are common stock, non-votin shares (similar to shares you would

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Invest In Hey Mama Wines!

Our launch day is getting closer! We're partnering with StartEngine to announce our first online public offering, a Regulation A+ campaign!

Opportunities to invest in early-stage, high-potential startups have only recently become available to the general public, and this is your chance to own a piece of Hey Mama Wines!

We're growing rapidly across the country, and we want you to take the journey with us!

Click below to reserve your shares and to be notified when our offering goes live!

Reserve Shares!